UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VROOM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title Class of Securities)

92918V109
(CUSIP Number)

Daniel Reid
Catterton Management Company, L.L.C.
599 West Putnam Avenue

Greenwich, CT 06830
(203) 629-4901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92918V109

1	Name of Reporting Person: CGP2 Cumulus, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 109,688
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 109,688

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

109,688

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.0%(1)

14	Type of Reporting Person:

PN

(1) The percentage is calculated on the basis of 1,822,166 shares of the Issuer’s Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

CUSIP No. 92918V109

1	Name of Reporting Person: LCGP3 Accelerator, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 3,977
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 3,977

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,977

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.2%(1)

14	Type of Reporting Person:

PN

(1) The percentage is calculated on the basis of 1,822,166 shares of the Issuer’s Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

CUSIP No. 92918V109

1	Name of Reporting Person: CGP2 Managers, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 109,688
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 109,688

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

109,688

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.0%(1)

14	Type of Reporting Person:

HC

(1) The percentage is calculated on the basis of 1,822,166 shares of the Issuer’s Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

CUSIP No. 92918V109

1	Name of Reporting Person: CGP3 Managers, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 3,977
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 3,977

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,977

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.2%(1)

14	Type of Reporting Person:

HC

(1) The percentage is calculated on the basis of 1,822,166 shares of the Issuer’s Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

CUSIP No. 92918V109

1	Name of Reporting Person: Scott Arnold Dahnke

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 113,665
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 113,665

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

113,665

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.2%(1)

14	Type of Reporting Person:

IN

(1) The percentage is calculated on the basis of 1,822,166 shares of the Issuer’s Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

CUSIP No. 92918V109

1	Name of Reporting Person: James Michael Chu

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 113,665
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 113,665

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

113,665

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.2%(1)

14	Type of Reporting Person:

IN

(1) The percentage is calculated on the basis of 1,822,166 shares of the Issuer’s Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021. This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vroom, Inc., a Delaware corporation (the “Issuer”), whose principal office is a located at 3600 W Sam Houston Pkwy S, Floor 4, Houston, Texas 77042.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	CGP2 Cumulus, L.P. (“Cumulus”)
(ii)	LCGP3 Accelerator, L.P. (“Accelerator” and, together with Cumulus, the “Reporting Shareholders”)
(iii)	CGP2 Managers, L.L.C.
(iv)	CGP3 Managers, L.L.C.
(v)	Scott Arnold Dahnke
(vi)	James Michael Chu

CGP2 Managers, L.L.C. is the general partner of Cumulus and CGP3 Managers, L.L.C. is the general partner of Accelerator. Each of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. is controlled by its Managing Members, Mr. Chu and Mr. Dahnke. As a result, each of CGP2 Managers, L.L.C., CGP3 Managers, L.L.C., Mr. Chu and Mr. Dahnke could be deemed to share voting control and investment power over the shares of Common Stock held of record by Cumulus and Accelerator, but each disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) The principal business of: (i) Cumulus is to act as a private investment vehicle; (ii) CGP2 Managers, L.L.C. is to serve as the general partner of Cumulus and certain other affiliated entities; (iii) Accelerator is to act as a private investment vehicle; (iv) CGP3 Managers, L.L.C. is to serve as the general partner of Accelerator and certain other affiliated entities; (v) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (v) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

Item 5.	Interest in the Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based upon a total of 1,822,166 shares of Common Stock issued and outstanding on November 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024.

(c)	Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

Restructuring Support Agreement

On November 12, 2024, the Issuer, the Reporting Shareholders and certain other stakeholders entered into a Restructuring Support Agreement (together with all exhibits and schedules thereto, the “RSA”), including creditors holding over 80% of the aggregate outstanding principal amount of the unsecured convertible senior notes of the Issuer (the “Notes”). The RSA contemplates a comprehensive restructuring of the Issuer’s debt obligations and capital structure to be implemented through a prepackaged plan of reorganization (the “Plan”) to be implemented through the anticipated filing by the Issuer of a voluntary proceeding (the “Prepackaged Chapter 11 Case”) under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

Each of the Issuer and the Reporting Shareholders have made certain customary commitments and representations in the RSA. The Issuer has agreed, among other things, to support and take all commercially reasonable actions necessary and appropriate to facilitate the restructuring and meet milestones set forth in the RSA. The Reporting Shareholders have committed to the Issuer, among other things, to support and vote for the Plan and use their commercially reasonable efforts to consummate and complete the restructuring. The Reporting Shareholders have agreed not to transfer their Common Stock, except in limited circumstances, prior to the earlier of the termination of the RSA with respect to the Reporting Shareholders and the Plan Effective Date (as defined below).

The RSA contains milestones ("Milestones") relating to the progress of the Prepackaged Chapter 11 Case, which include, among other things, entry of an order by the Bankruptcy Court, confirming the Plan and approving the related disclosure statement no later than 60 days following the November 13, 2024 (the “Petition Date”) and the occurrence of the date on which the Plan has become effective in accordance with its terms (the “Plan Effective Date”) no later than 75 days following the Petition Date.

Each of the parties to the RSA may terminate the agreement (and thereby their support for the Plan) under certain limited circumstances, including, among other things: (i) in the case of the Issuer and the consenting holders of the Notes, the failure to meet the Milestones; (ii) the occurrence of certain breaches of the RSA; (iii) the mutual agreement of the parties; and (iv) in the case of the Issuer, if the board of directors, members, or managers, as applicable, of the Issuer reasonably determines in good faith and based upon advice of outside legal counsel that performance under the RSA would be inconsistent with its applicable fiduciary duties.

Consummation of the restructuring contemplated by the RSA is subject to approval of the Plan by the Bankruptcy Court and other conditions.

Under the Plan, each holder of any equity security or other ownership interest in the Issuer as in existence immediately before the Plan Effective Date, including the Reporting Shareholders, will receive, except to the extent that such holder agrees in writing to less favorable treatment, on the Effective Date, (i) its pro rata share of 7.06% of the new common stock to be issued by the reorganized Issuer (subject to dilution by certain warrants and equity awards), and (ii) the right to receive certain new warrants in an amount equal to its pro rata share of existing equity interests in the Issuer. 92.94% of the new common stock will be held by the current holders of the Notes.

Item 7. Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description

2	Restructuring Support Agreement, dated November 12, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed with the SEC on November 12, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	CGP2 CUMULUS, L.P.

	By:	CGP2 Managers, L.L.C. its General Partner

	By:	/s/ Scott A, Dahnke
Name: Scott A, Dahnke
Title: Managing Member

LCGP3 ACCELERATOR, L.P.

	By:	CGP3 Managers, L.L.C. its General Partner

	By:	/s/ Scott A, Dahnke
Name: Scott A, Dahnke
Title: Managing Member

CGP2 MANAGERS, L.L.C.

	By:	/s/ Scott A, Dahnke
Name: Scott A, Dahnke
Title: Managing Member

CGP3 MANAGERS, L.L.C.

	By:	/s/ Scott A, Dahnke
Name: Scott A, Dahnke
Title: Managing Member

/s/ Scott A. Dahnke
Scott A. Dahnke

/s/ James Michael Chu
James Michael Chu

SCHEDULE A

Schedule A is updated in full to read as follows:

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. are set forth below. The principal business address of each of the executive officers and members is 599 West Putnam Avenue, Greenwich, CT 06830.

Name	Present Principal Occupation or Employment	Citizenship
Scott Arnold Dahnke	Managing Member & Co-President	USA
James Michael Chu	Managing Member & Co-President	USA
Anne Kyprianou	Treasurer	USA
David Marc McPherson	Secretary	USA
Daniel Timothy Reid	Assistant Secretary	USA